

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
211 E. Osborn Road
Phoenix, AZ 85012

> **Re: Creative Medical Technology Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2021**
> **File No. 333-259834**

Dear Mr. Warbington:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed September 28, 2021

Cover page

1.   We note your disclosure that the units will be offered at an "assumed" price. We further note that you are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, as applicable. Please revise to state the price of the securities to the public. If you are not able to state the price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Celeste Murphy at 202-551-3257 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Zev M. Bomrind, Esq.